                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K


(Mark One):

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ______________ to ___________

                         Commission file number: 1-13503


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

           SI BANK & TRUST 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           STATEN ISLAND BANCORP, INC.
                              1535 RICHMOND AVENUE
                          STATEN ISLAND, NEW YORK 10314


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                              REQUIRED INFORMATION

         FINANCIAL STATEMENTS. The following financial statements and schedule are filed as part of this annual report for the SI Bank & Trust 401(k) Savings Plan in RSI Retirement Trust (the "Plan"):

                                                                                                    Page No.
                                                                                                    -------
                  Report of Independent Accountants .................................................. 1

                  Financial Statements

                      Statement of Net Assets Available for Benefits as of
                           December 31, 2002 and 2001 .................................................2

                      Statement of Changes in Net Assets Available for Benefits
                           for the Year Ended December 31, 2002....................................... 3

                  Notes to Financial Statements........................................................4-8

                  Supplemental Schedule*

                      Schedule H, Line 4i-Schedule of Assets (Held at End of Year).....................9



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of SI Bank 401(k) Savings Plan


In our opinion, the accompanying statements of net asset available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the SI Bank & Trust 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its financial status for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.


/s/ PricewaterhouseCoopers LLP

June 16, 2003

                                                                               1

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SI BANK & TRUST 401(k) SAVINGS PLAN                                            2
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                    DECEMBER 31,
                                                                2002           2001
ASSETS

Investments stated at fair value                           $32,918,413     $30,425,364
Employee contribution receivable                                47,462          36,199
Accrued interest receivable                                      3,008           4,147
                                                           -----------     -----------
  TOTAL ASSETS                                              32,968,883      30,465,710
                                                           ===========     ===========
Liabilities                                                $         -     $         -
                                                           -----------     -----------
  NET ASSETS AVAILABLE FOR BENEFITS                        $32,968,883     $30,465,710
                                                           ===========     ===========


The accompanying notes are an integral part of these financial statements.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                             FOR THE YEAR ENDED
                                                             DECEMBER 31, 2002
Additions to net assets attributed to:
  Employee contributions                                          $1,294,508
  Other additions
    Net appreciation in fair value of investments                  2,246,826
    Interest                                                          78,078
    Dividends                                                        538,574
                                                                 -----------
      TOTAL ADDITIONS                                              4,157,986
                                                                 -----------
Deductions:
  Distributions to participants or beneficiaries                   1,654,813
                                                                 -----------
      TOTAL DEDUCTIONS                                             1,654,813
                                                                 -----------
      NET INCREASE                                                 2,503,173
                                                                 -----------
Net assets available for plan benefits, beginning of year         30,465,710
                                                                 -----------
Net assets available for plan benefits, end of year              $32,968,883
                                                                 ===========



The accompanying notes are an integral part of these financial statements.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            4
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the SI Bank & Trust 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan, sponsored by SI Bank & Trust (the "Bank"), covering all salaried employees of the Bank who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Bank is a wholly-owned subsidiary of Staten Island Bancorp, Inc.

     CONTRIBUTIONS
     Participants may contribute a minimum of 1% up to a maximum of 25% and 8% in 2002 and 2001, respectively, of their annual wages before bonuses and overtime not to exceed the maximum amount permitted under the Internal Revenue Code ($11,000 plus a catch-up contribution of $1,000 for participants 50 years of age and older in 2002 and $10,500 in 2001). The Bank will match 50% to 100% of participant contributions, based on years of service up to a maximum of 6% of annual wages. Effective with a Plan amendment during 1997, these matching contributions are made in stock to the Staten Island Bancorp, Inc. Employee Stock Ownership Plan.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contributions and an allocation of the Bank's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The payment to which a participant is entitled is the benefit that can be provided from the participant's account.

     DISTRIBUTIONS
     Upon disability, death, retirement or termination, a participant (or beneficiary) is entitled to receive a lump-sum distribution equal to the value of his or her account, or installments over a period not to exceed 15 years of accumulated plan benefits. Participants may also, in certain instances, make cash withdrawals to meet an unusual or financial emergency.

     PARTICIPANT LOANS
     Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loans bear interest at a rate between 5.25% and 10.5% for 2002 and 2001. Loan terms cannot exceed five years unless the proceeds are used to finance the purchase of a primary residence, in which case the term of the loan cannot exceed a period of 15 years.

     FORFEITURES
     Effective January 23, 2002, all Plan forfeitures will be applied to the Plan's administrative expense. The Plan's 2002 forfeitures of $262 included in the Plan's net assets will be applied to administrative expenses in 2003.

     Prior to January 23, 2002, forfeitures were allocated to Plan participants once a year on a pro rata basis. The Plan's 2001 forfeitures of $6,211 included in the Plan's net assets were allocated to Plan participants in 2002.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            5
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     VESTING
     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Prior to January 23, 2002, vesting in the remainder of their accounts was based on years of continuous service. A participant began to vest in the Plan according to the following Table:


                                                   VESTING
   YEARS OF CREDIT SERVICE                        PERCENTAGE
   Less than 2 years                                   0%
   2                                                  20%
   3                                                  40%
   4                                                  60%
   5                                                  80%
   6 or more                                         100%



     Effective January 23, 2002, participants were fully vested in all amounts credited to their accounts under the Plan on that date.

     PLAN AMENDMENTS
     Effective January 23, 2002, participants entitled to an allocated dividend may elect to have the dividend amount distributed in cash in lieu of being reinvested in the Employer Stock Fund. As a result of the change to the Plan, all participants were fully vested in all amounts credited to their accounts under the Plan as of that date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared using the accrual basis of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The trust established under the Plan is administered through participation in the RSI Retirement Trust (the "RSI Trust"). The RSI Trust is a tax-exempt trust registered as an open-end management investment company under the Investment Company Act and is the Trustee of the Plan. Plan assets held by the RSI Trust are represented as units of beneficial interest in one or more of the investment funds offered by the RSI Trust. The net asset value of the units of beneficial interest in each investment fund is based on the market value of the underlying assets of the funds, determined generally by reference to available market prices.

     Net investment income and net appreciation (depreciation) in fair value of units held represent the Plan's proportionate share of the net investment income and realized and unrealized investment gains and losses of the RSI Trust investment funds. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            6
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     RISK AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     ADMINISTRATIVE COST
     The Plan incurs certain administrative costs in connection with its investment activities which are borne by the Bank.

3.   INVESTMENTS

     As of December 31, 2002 and 2001 the Plan assets were primarily invested in the following funds administered by the Trustee as follows:

     CORE EQUITY FUND - Consists of investments in a broadly diversified group of large, financially sound, high-quality companies.

     EMERGING GROWTH EQUITY FUND - Consists of investments primarily in smaller companies with higher than average returns on equity, earnings growth potential and dividend growth potential. The fund's holdings focus on companies with market capitalization of less than $1 billion.

     VALUE EQUITY FUND - Consists of investments in financially sound companies that have low price earnings ratios, above average dividend yields, favorable price-to-book ratios, and are currently out of favor in the marketplace.

     ACTIVELY MANAGED BOND - Consists of investments in high quality bonds with a full spectrum of maturities (0-30 years).

     INTERMEDIATE-TERM BOND FUND - Consists of investments in high-quality fixed income securities that mature within ten years or have an expected average life of ten years or less. In terms of quality, at all times at least 50% of the investments must be in U.S. Government issues and at least 75% of the total investments must be instruments rated "AA" or better by certain rating agencies.

     SHORT-TERM INVESTMENT FUND - Consists of investments in high-quality cash equivalent type investments offering substantial liquidity and capital preservation. The average maturity of the fund's holdings is less than one year.

     INTERNATIONAL EQUITY FUND - Consists of investments in stocks that are headquartered in foreign countries.

     EMPLOYER STOCK FUND - Consists of investments in the common stock of Staten Island Bancorp, Inc. and other short-term high-quality cash equivalent type investments.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            7
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     FORFEITURE FUND - Consists of forfeitures which will be reallocated to plan participants or applied to administrative expenses at a later date.

     INVESTMENTS HELD
     Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*). Those investments that are nonparticipant-directed are noted with two asterisks (**). Those investments that include participant and nonparticipant-directed investments are noted with a plus sign (+).


                                     DECEMBER 31, 2002           DECEMBER 31, 2001
                                 SHARES/UNITS   FAIR VALUE   SHARES/UNITS   FAIR VALUE
RS Group Federated Prime
  Obligation Fund**                    64,779   $    64,779             -    $        -
RS Group Cash Forfeiture Fund**           262           262         6,211         6,211
RSI Retirement Trust Core
  Equity Fund                          52,624     3,289,006*       57,853     5,142,575 *
RSI Retirement Trust Emerging
  Growth Equity Fund                   14,783       750,699        14,182     1,262,727
RSI Retirement Trust Value
  Equity Fund                          15,212     1,041,533        13,707     1,157,018
RSI Retirement Trust
  International Equity Fund               988        39,496           505        24,799
RSI Retirement Trust
  Intermediate Term Bond Fund          20,224       858,303        10,527       427,810
RSI Retirement Trust Actively
  Managed Bond Fund                    26,379     1,302,890        13,556       615,828
RSI Retirement Trust
  Short-term Bond Fund                 42,335     1,119,334        43,566     1,133,152
                                                -----------                 -----------
    TOTAL                                         8,466,302                   9,770,120
                                                -----------                 -----------
SI Bancorp
  Common Stock Fund +               1,271,109   $23,390,384 *   1,693,360   $19,664,634 *

  Participant loans                               1,061,727                     990,610
                                                -----------                 -----------
    TOTAL                                       $32,918,413                 $30,425,364
                                                ===========                 ===========

4.   PLAN TERMINATION

     The Bank intends to continue the Plan indefinitely but reserves the right to amend or terminate it. If the Plan is terminated or if there is a complete discontinuance of contributions, the Plan participants will be fully vested in their rights under the Plan.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            8
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   TAX STATUS

     The Plan obtained its latest determination letter on March 26, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

6.   RELATED PARTY TRANSACTIONS

     One of the investment funds of the Plan invests in shares of Staten Island Bancorp, Inc. The Plan owned 1,155,657 shares of common stock in the Employer Stock Fund as of December 31, 2002 with a market value of $23,274,932. As of December 31, 2001, the Plan owned 1,173,887 shares of common stock with a market value of $19,146,102.

SI BANK & TRUST 401(k) SAVINGS PLAN                                            9
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------


                                         (c) Description of
                                        investment including
        (b) Identity of issue,            maturity date rate
        borrower, lessor, or            of interest, collateral                    (e) Current
 (a)    similar party                   par, or maturity value     (d) Cost           value
----  -------------------------------   ----------------------    ----------       ------------
  *   RSI Retirement Core Equity Fund         52,624 shares       $2,805,165        $3,289,006
      RSI Retirement Emerging Growth
  *     Equity Fund                           14,783 shares        1,084,461           750,699
  *   RSI Retirement Value Equity Fund        15,212 shares        1,162,557         1,041,533
  *   RSI Retirement International
        Equity Fund                              988 shares           47,211            39,496
  *   RSI Retirement Intermediate-Term
        Bond Fund                             20,224 shares          842,882           858,303
      RSI Retirement Actively Managed
  *     Bond Fund                             26,379 shares        1,216,108         1,302,890
      RSI Retirement Short-Term
  *     Investment Fund                       42,335 shares        1,106,593         1,119,334
  *   SI Bancorp employer stock
        fund                               1,271,109 shares        8,744,707        23,390,384
  *   RS Group Forfeiture Fund                   262 shares              262               262
  *   RS Group Federated Prime
        Obligation Fund                       64,779 shares           64,779            64,779
      Participant loans                       Interest rate                -         1,061,727
                                               5.25% - 10.5%     -----------       -----------
         TOTAL ASSETS HELD FOR
          INVESTMENT PURPOSES                                    $17,074,725       $32,918,413
                                                                 ===========       ===========


*Parties-in-interest to the Plan.

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                       SI BANK & TRUST 401(k) SAVINGS PLAN
                                       IN RSI RETIREMENT TRUST



June 25, 2003                      By: /s/ Catherine Arcuri
                                       --------------------
                                       Name:  Catherine Arcuri
                                       Title: Plan Administrator

                                INDEX TO EXHIBITS


   Number        Description
   ------        -----------
    23           Consent of Independent Accountants

    99           Statement Pursuant to 18 U.S.C. Section 1350 as Required by
                 Section 906 of the Sarbanes-Oxley Act of 2002
